tns

08017503

t +44 208 967 2230
f +44 208 967 1446
Tom.fuller@tns-global.com

Tom Fuller
Assistant Company Secretary

82-04668

The Securities and Exchange Commission
Filing Desk
Division of Corporate Finance
450 Fifth Street, NW
Washington DC
20549
USA

SEC MAIL PROCESSING
RECEIVED
OCT 12 2006
WASH. D.C. 203 SECTION

9 October 2006

SUPPL

Dear Sir or Madam

Taylor Nelson Sofres plc

Please find enclosed copies of all regulatory announcements released by the above named copy between 1 September 2006 and 9 October 2006. As you note, a number of the announcements relate to daily notifications of progress made under the group's share buy back programme.

Should you require anything further in connection with these matters please do not hesitate to contact me on 44 208 967 2230.

Yours sincerely

Tom Fuller
Assistant Company Secretary
Taylor Nelson Sofres plc

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

Enclosures:

dlw 10/18

X:\Users\CompanySecretarial 060101\Team Information\Tom's Info\Correspondence\L0063.doc

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

TAYLOR NELSON SOFRES PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of *person discharging managerial responsibilities/director*

PEDRO ROS – EXECUTIVE DIRECTOR

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON REFERRED TO IN 3. ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

NOT APPLICABLE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

NOT APPLICABLE

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

NOT APPLICABLE

8 State the nature of the transaction

NOT APPLICABLE

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

NOT APPLICABLE

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NOT APPLICABLE.

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

NOT APPLICABLE.

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NOT APPLICABLE.

13. Price per *share* or value of transaction

NOT APPLICABLE.

14. Date and place of transaction

NOT APPLICABLE

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

NOT APPLICABLE.

16. Date issuer informed of transaction

NOT APPLICABLE.

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

9 OCTOBER 2006

18. Period during which or date on which it can be exercised

9 OCTOBER 2009 to 8 OCTOBER 2016

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

TAYLOR NELSON SOFRES PLC ORDINARY SHARES OF 5P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

OPTIONS HELD OVER 742,535 SHARES FOLLOWING NOTIFICATION

23. Any additional information

148,000 PERFORMANCE SHARES GRANTED UNDER A CONDITIONAL AWARD UNDER THE TAYLOR NELSON SOFRES PLC LONG TERM INCENTIVE PLAN.

24. Name of contact and telephone number for queries

IAN PORTAL, COMPANY SECRETARY, 020 8 967 0007

Name and signature of duly authorised officer of *issuer* responsible for making notification

IAN PORTAL, COMPANY SECRETARY

Date of notification

9 OCTOBER 2006.

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

TAYLOR NELSON SOFRES PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R (1) (a)

3. Name of *person discharging managerial responsibilities/director*

KIMBERLY TILL – PRESIDENT NORTH AMERICA

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON REFERRED TO IN 3. ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

NOT APPLICABLE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

NOT APPLICABLE

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

NOT APPLICABLE

8 State the nature of the transaction

NOT APPLICABLE

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

NOT APPLICABLE

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NOT APPLICABLE.

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

NOT APPLICABLE.

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NOT APPLICABLE.

13. Price per *share* or value of transaction

NOT APPLICABLE.

14. Date and place of transaction

NOT APPLICABLE

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

NOT APPLICABLE.

16. Date issuer informed of transaction

NOT APPLICABLE.

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

9 OCTOBER 2006

18. Period during which or date on which it can be exercised

9 OCTOBER 2009 to 8 OCTOBER 2016

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

TAYLOR NELSON SOFRES PLC ORDINARY SHARES OF 5P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

OPTIONS HELD OVER 189,500 SHARES FOLLOWING NOTIFICATION

23. Any additional information

189,500 PERFORMANCE SHARES GRANTED UNDER A CONDITIONAL AWARD UNDER THE TAYLOR NELSON SOFRES PLC LONG TERM INCENTIVE PLAN.

24. Name of contact and telephone number for queries

IAN PORTAL, COMPANY SECRETARY, 020 8 967 0007

Name and signature of duly authorised officer of *issuer* responsible for making notification

IAN PORTAL, COMPANY SECRETARY

Date of notification

9 OCTOBER 2006.

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

TAYLOR NELSON SOFRES PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R (1) (a)

3. Name of *person discharging managerial responsibilities/director*

JEAN-MICHEL PORTIER – GLOBAL SECTOR HEAD

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON REFERRED TO IN 3. ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

NOT APPLICABLE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

NOT APPLICABLE

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

NOT APPLICABLE

8 State the nature of the transaction

NOT APPLICABLE

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

NOT APPLICABLE

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NOT APPLICABLE.

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

NOT APPLICABLE.

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NOT APPLICABLE.

13. Price per *share* or value of transaction

NOT APPLICABLE.

14. Date and place of transaction

NOT APPLICABLE

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

NOT APPLICABLE.

16. Date issuer informed of transaction

NOT APPLICABLE.

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

9 OCTOBER 2006

18. Period during which or date on which it can be exercised

9 OCTOBER 2009 to 8 OCTOBER 2016

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

TAYLOR NELSON SOFRES PLC ORDINARY SHARES OF 5P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

OPTIONS HELD OVER 693,500 SHARES FOLLOWING NOTIFICATION

23. Any additional information

189,500 PERFORMANCE SHARES GRANTED UNDER A CONDITIONAL AWARD UNDER THE TAYLOR NELSON SOFRES PLC LONG TERM INCENTIVE PLAN.

24. Name of contact and telephone number for queries

IAN PORTAL, COMPANY SECRETARY, 020 8 967 0007

Name and signature of duly authorised officer of *issuer* responsible for making notification

IAN PORTAL, COMPANY SECRETARY

Date of notification

9 OCTOBER 2006.

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

TAYLOR NELSON SOFRES PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R (1) (a)

3. Name of *person discharging managerial responsibilities/director*

JUDITH PASSINGHAM – GLOBAL SECTOR HEAD

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON REFERRED TO IN 3. ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

NOT APPLICABLE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

NOT APPLICABLE

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

NOT APPLICABLE

8 State the nature of the transaction

NOT APPLICABLE

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

NOT APPLICABLE

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NOT APPLICABLE.

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

NOT APPLICABLE.

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NOT APPLICABLE.

13. Price per *share* or value of transaction

NOT APPLICABLE.

14. Date and place of transaction

NOT APPLICABLE

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

NOT APPLICABLE.

16. Date issuer informed of transaction

NOT APPLICABLE.

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

9 OCTOBER 2006

18. Period during which or date on which it can be exercised

9 OCTOBER 2009 to 8 OCTOBER 2016

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

TAYLOR NELSON SOFRES PLC ORDINARY SHARES OF 5P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

OPTIONS HELD OVER 454,500 SHARES FOLLOWING NOTIFICATION

23. Any additional information

189,500 PERFORMANCE SHARES GRANTED UNDER A CONDITIONAL AWARD UNDER THE TAYLOR NELSON SOFRES PLC LONG TERM INCENTIVE PLAN.

24. Name of contact and telephone number for queries

IAN PORTAL, COMPANY SECRETARY, 020 8 967 0007

Name and signature of duly authorised officer of *issuer* responsible for making notification

IAN PORTAL, COMPANY SECRETARY

Date of notification

9 OCTOBER 2006.

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

TAYLOR NELSON SOFRES PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R (1) (a)

3. Name of *person discharging managerial responsibilities/director*

JAMIE HALL – REGIONAL DIRECTOR

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON REFERRED TO IN 3. ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

NOT APPLICABLE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

NOT APPLICABLE

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

NOT APPLICABLE

8 State the nature of the transaction

NOT APPLICABLE

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

NOT APPLICABLE

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NOT APPLICABLE.

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

NOT APPLICABLE.

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NOT APPLICABLE.

13. Price per *share* or value of transaction

NOT APPLICABLE.

14. Date and place of transaction

NOT APPLICABLE

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

NOT APPLICABLE.

16. Date issuer informed of transaction

NOT APPLICABLE.

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

9 OCTOBER 2006

18. Period during which or date on which it can be exercised

9 OCTOBER 2009 to 8 OCTOBER 2016

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

TAYLOR NELSON SOFRES PLC ORDINARY SHARES OF 5P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

OPTIONS HELD OVER 572,241 SHARES FOLLOWING NOTIFICATION

23. Any additional information

189,500 PERFORMANCE SHARES GRANTED UNDER A CONDITIONAL AWARD UNDER THE TAYLOR NELSON SOFRES PLC LONG TERM INCENTIVE PLAN.

24. Name of contact and telephone number for queries

IAN PORTAL, COMPANY SECRETARY, 020 8 967 0007

Name and signature of duly authorised officer of *issuer* responsible for making notification

IAN PORTAL, COMPANY SECRETARY

Date of notification

9 OCTOBER 2006.

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

TAYLOR NELSON SOFRES PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R (1) (a)

3. Name of *person discharging managerial responsibilities/director*

ELAINE RIDDELL – CEO HEALTHCARE

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON REFERRED TO IN 3. ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

NOT APPLICABLE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

NOT APPLICABLE

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

NOT APPLICABLE

8 State the nature of the transaction

NOT APPLICABLE

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

NOT APPLICABLE

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NOT APPLICABLE.

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

NOT APPLICABLE.

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NOT APPLICABLE.

13. Price per *share* or value of transaction

NOT APPLICABLE.

14. Date and place of transaction

NOT APPLICABLE

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

NOT APPLICABLE.

16. Date issuer informed of transaction

NOT APPLICABLE.

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

9 OCTOBER 2006

18. Period during which or date on which it can be exercised

9 OCTOBER 2009 to 8 OCTOBER 2016

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

TAYLOR NELSON SOFRES PLC ORDINARY SHARES OF 5P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

OPTIONS HELD OVER 225,000 SHARES FOLLOWING NOTIFICATION

23. Any additional information

125,000 PERFORMANCE SHARES GRANTED UNDER A CONDITIONAL AWARD UNDER THE TAYLOR NELSON SOFRES PLC LONG TERM INCENTIVE PLAN.

24. Name of contact and telephone number for queries

IAN PORTAL, COMPANY SECRETARY, 020 8 967 0007

Name and signature of duly authorised officer of *issuer* responsible for making notification

IAN PORTAL, COMPANY SECRETARY

Date of notification

9 OCTOBER 2006.

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

TAYLOR NELSON SOFRES PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of *person discharging managerial responsibilities/director*

DAVID LOWDEN – CHIEF EXECUTIVE OFFICER

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON REFERRED TO IN 3. ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

NOT APPLICABLE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

NOT APPLICABLE

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

NOT APPLICABLE

8 State the nature of the transaction

NOT APPLICABLE

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

NOT APPLICABLE

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NOT APPLICABLE.

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

NOT APPLICABLE.

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NOT APPLICABLE.

13. Price per *share* or value of transaction

NOT APPLICABLE.

14. Date and place of transaction

NOT APPLICABLE

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

NOT APPLICABLE.

16. Date issuer informed of transaction

NOT APPLICABLE.

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

9 OCTOBER 2006

18. Period during which or date on which it can be exercised

9 OCTOBER 2009 to 8 OCTOBER 2016

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

TAYLOR NELSON SOFRES PLC ORDINARY SHARES OF 5P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

OPTIONS HELD OVER 1,646,402 SHARES FOLLOWING NOTIFICATION

23. Any additional information

376,000 PERFORMANCE SHARES GRANTED UNDER A CONDITIONAL AWARD UNDER THE TAYLOR NELSON SOFRES PLC LONG TERM INCENTIVE PLAN.

24. Name of contact and telephone number for queries

IAN PORTAL, COMPANY SECRETARY, 020 8 967 0007

Name and signature of duly authorised officer of *issuer* responsible for making notification

IAN PORTAL, COMPANY SECRETARY

Date of notification

9 OCTOBER 2006.

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

TAYLOR NELSON SOFRES PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R (1) (a)

3. Name of *person discharging managerial responsibilities/director*

BRUNO HOETZEL – MD EUROPE

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON REFERRED TO IN 3. ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

NOT APPLICABLE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

NOT APPLICABLE

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

NOT APPLICABLE

8 State the nature of the transaction

NOT APPLICABLE

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

NOT APPLICABLE

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NOT APPLICABLE.

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

NOT APPLICABLE.

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NOT APPLICABLE.

13. Price per *share* or value of transaction

NOT APPLICABLE.

14. Date and place of transaction

NOT APPLICABLE

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

NOT APPLICABLE.

16. Date issuer informed of transaction

NOT APPLICABLE.

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

9 OCTOBER 2006

18. Period during which or date on which it can be exercised

9 OCTOBER 2009 to 8 OCTOBER 2016

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

TAYLOR NELSON SOFRES PLC ORDINARY SHARES OF 5P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

OPTIONS HELD OVER 439,500 SHARES FOLLOWING NOTIFICATION

23. Any additional information

189,500 PERFORMANCE SHARES GRANTED UNDER A CONDITIONAL AWARD UNDER THE TAYLOR NELSON SOFRES PLC LONG TERM INCENTIVE PLAN.

24. Name of contact and telephone number for queries

IAN PORTAL, COMPANY SECRETARY, 020 8 967 0007

Name and signature of duly authorised officer of *issuer* responsible for making notification

IAN PORTAL, COMPANY SECRETARY

Date of notification

9 OCTOBER 2006.

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

TAYLOR NELSON SOFRES PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R (1) (a)

3. Name of *person discharging managerial responsibilities/director*

ANDREA MEZZASALMA – GLOBAL SECTOR HEAD

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON REFERRED TO IN 3. ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

NOT APPLICABLE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

NOT APPLICABLE

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

NOT APPLICABLE

8 State the nature of the transaction

NOT APPLICABLE

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

NOT APPLICABLE

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NOT APPLICABLE.

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

NOT APPLICABLE.

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NOT APPLICABLE.

13. Price per *share* or value of transaction

NOT APPLICABLE.

14. Date and place of transaction

NOT APPLICABLE

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

NOT APPLICABLE.

16. Date issuer informed of transaction

NOT APPLICABLE.

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

9 OCTOBER 2006

18. Period during which or date on which it can be exercised

9 OCTOBER 2009 to 8 OCTOBER 2016

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

TAYLOR NELSON SOFRES PLC ORDINARY SHARES OF 5P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

OPTIONS HELD OVER 100,000 SHARES FOLLOWING NOTIFICATION

23. Any additional information

100,000 PERFORMANCE SHARES GRANTED UNDER A CONDITIONAL AWARD UNDER THE TAYLOR NELSON SOFRES PLC LONG TERM INCENTIVE PLAN.

24. Name of contact and telephone number for queries

IAN PORTAL, COMPANY SECRETARY, 020 8 967 0007

Name and signature of duly authorised officer of *issuer* responsible for making notification

IAN PORTAL, COMPANY SECRETARY

Date of notification

9 OCTOBER 2006.

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

TAYLOR NELSON SOFRES PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of *person discharging managerial responsibilities/director*

ANDY BOLAND – FINANCE DIRECTOR

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON REFERRED TO IN 3. ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

NOT APPLICABLE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

NOT APPLICABLE

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

NOT APPLICABLE

8 State the nature of the transaction

NOT APPLICABLE

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

NOT APPLICABLE

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NOT APPLICABLE.

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

NOT APPLICABLE.

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NOT APPLICABLE.

13. Price per *share* or value of transaction

NOT APPLICABLE.

14. Date and place of transaction

NOT APPLICABLE

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

NOT APPLICABLE.

16. Date issuer informed of transaction

NOT APPLICABLE.

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

9 OCTOBER 2006

18. Period during which or date on which it can be exercised

9 OCTOBER 2009 to 8 OCTOBER 2016

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

TAYLOR NELSON SOFRES PLC ORDINARY SHARES OF 5P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

OPTIONS HELD OVER 876,000 SHARES FOLLOWING NOTIFICATION

23. Any additional information

265,000 PERFORMANCE SHARES GRANTED UNDER A CONDITIONAL AWARD UNDER THE TAYLOR NELSON SOFRES PLC LONG TERM INCENTIVE PLAN.

150,000 PERFORMANCE SHARES GRANTED UNDER A CONDITIONAL RETENTION AWARD UNDER THE TAYLOR NELSON SOFRES PLC LONG TERM INCENTIVE PLAN.

24. Name of contact and telephone number for queries

IAN PORTAL, COMPANY SECRETARY, 020 8 967 0007

Name and signature of duly authorised officer of *issuer* responsible for making notification

IAN PORTAL, COMPANY SECRETARY

Date of notification

9 OCTOBER 2006.

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

TAYLOR NELSON SOFRES PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R (1) (a)

3. Name of *person discharging managerial responsibilities/director*

JOHN ABRAHAM – HEAD OF STRATEGIC MARKETING & DEVELOPMENT

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON REFERRED TO IN 3. ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

NOT APPLICABLE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

NOT APPLICABLE

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

NOT APPLICABLE

8 State the nature of the transaction

NOT APPLICABLE

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

NOT APPLICABLE

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NOT APPLICABLE.

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

NOT APPLICABLE.

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NOT APPLICABLE.

13. Price per *share* or value of transaction

NOT APPLICABLE.

14. Date and place of transaction

NOT APPLICABLE

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

NOT APPLICABLE.

16. Date issuer informed of transaction

NOT APPLICABLE.

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

9 OCTOBER 2006

18. Period during which or date on which it can be exercised

9 OCTOBER 2009 to 8 OCTOBER 2016

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

TAYLOR NELSON SOFRES PLC ORDINARY SHARES OF 5P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

OPTIONS HELD OVER 192,500 SHARES FOLLOWING NOTIFICATION

23. Any additional information

100,000 PERFORMANCE SHARES GRANTED UNDER A CONDITIONAL AWARD UNDER THE TAYLOR NELSON SOFRES PLC LONG TERM INCENTIVE PLAN.

24. Name of contact and telephone number for queries

IAN PORTAL, COMPANY SECRETARY, 020 8 967 0007

Name and signature of duly authorised officer of *issuer* responsible for making notification

IAN PORTAL, COMPANY SECRETARY

Date of notification

9 OCTOBER 2006.

END

Regulatory Announcement

Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Holding(s) in Company
Released	13:06 26-Sep-06
Number	4907J

RNS Number:4907J
Taylor Nelson Sofres PLC
26 September 2006

Taylor Nelson Sofres plc (TNS) has today received notification from Fidelity International, regarding a change to a notifiable interest in the ordinary share capital of TNS.

The notification was made on behalf of FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries and Mr Edward C. Johnson 3d, a principle shareholder of FMR Corp. and Fidelity International Limited.

It was stated that the notification constituted separate notifications of the interests (of the above parties) in the shares which were combined solely for the purposes of clarity and efficiency, and that nothing should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they were required to submit the notifications on a joint basis.

Registered Owner	Management Company	Holding in TNS shares
Northern Trust London	Fidelity Pension Management	2,647,681
JP Morgan, Bournemouth	Fidelity Pension Management	2,263,861
State Str Bk and Tr Co Lndn	Fidelity Pension Management	1,173,500
Bank of New York Brussels	Fidelity Pension Management	651,969
Mellon Bank	Fidelity Pension Management	525,772
HSBC Bank PLC	Fidelity Pension Management	460,300
JP Morgan Chase Bank	Fidelity Management & Research Company	2,483,399
JP Morgan, Bournemouth	Fidelity Investment Services Ltd	9,629,193
JP Morgan, Bournemouth	Fidelity International Limited	4,261,899
Bank of New York, Brussels	Fidelity International Limited	140,236
Bank of New York Europe Ldn	Fidelity Investments International	4,447,027
TOTAL		28,684,837

This holding of 28,684,837 represents 6.42% of the share capital of TNS.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Circ re. auth. to purchase
Released	15:37 25-Sep-06
Number	4325J

RNS Number:4325J
Taylor Nelson Sofres PLC
25 September 2006

Taylor Nelson Sofres plc (TNS) has today posted to shareholders a circular relating to a proposed resolution to increase TNS's authority to buy back its own shares, together with notice of the Extraordinary General Meeting at which the resolution will be considered.

Copies of both documents are available from The Document Viewing Facility, UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Holding(s) in Company
Released	09:54 19-Sep-06
Number	1454J

RNS Number:1454J
Taylor Nelson Sofres PLC
19 September 2006

Taylor Nelson Sofres plc (TNS) has received notification from Fidelity International, regarding a change to a notifiable interest in the ordinary share capital of TNS.

The notification was made on behalf of FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries and Mr Edward C. Johnson 3d, a principle shareholder of Fidelity International Limited.

It was stated that the notification constituted separate notifications of the interests (of the above parties) in the shares which were combined solely for the purposes of clarity and efficiency, and that nothing should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they were required to submit the notifications on a joint basis.

Registered Owner	Management Company	Holding in TNS shares
JP Morgan, Bournemouth	Fidelity Pension Management	4,014,299
Northern Trust London	Fidelity Pension Management	2,647,681
JP Morgan, Bournemouth	Fidelity Pension Management	2,263,861
State Str Bk and Tr Co Lndn	Fidelity Pension Management	1,173,500
Bank of New York Brussels	Fidelity Pension Management	651,969
Mellon Bank	Fidelity Pension Management	525,772
HSBC Bank plc	Fidelity Pension Management	460,300
JP Morgan Chase Bank	Fidelity Management & Research Co.	894,999
JP Morgan, Bournemouth	Fidelity Investment Services Ltd	7,330,346
Bank of New York, Brussels	Fidelity International Limited	140,236
Bank of New York Europe Ldn	Fidelity Investments International	3,464,427
TOTAL		23,567,390

This holding of 23,567,390 represents 5.25% of the share capital of TNS.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Director/PDMR Shareholding
Released	16:42 15-Sep-06
Number	0532J

RNS Number:0532J
Taylor Nelson Sofres PLC
15 September 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

TAYLOR NELSON SOFRES PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

DAVID LOWDEN (CHIEF EXECUTIVE)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON REFERRED TO IN 3. ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

DAVID LOWDEN

8 State the nature of the transaction

TRANSFER OF SHARES TO SPOUSE

9. Number of shares, debentures or financial instruments relating to shares acquired

NOT APPLICABLE

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

NOT APPLICABLE

11. Number of shares, debentures or financial instruments relating to shares disposed

50,000 ORDINARY SHARES

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

PERCENTAGE - 0.01%

13. Price per share or value of transaction

NIL - INTER VIVOS GIFT

14. Date and place of transaction

14 SEPTEMBER 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

COMBINED BENEFICIAL HOLDING OF 280,000 ORDINARY SHARES (UNCHANGED AS A RESULT OF TRANSACTION)

16. Date issuer informed of transaction

14 SEPTEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

NOT APPLICABLE

18. Period during which or date on which it can be exercised

NOT APPLICABLE

19. Total amount paid (if any) for grant of the option

NOT APPLICABLE

20. Description of shares or debentures involved (class and number)

NOT APPLICABLE

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NOT APPLICABLE

22. Total number of shares or debentures over which options held following notification

NOT APPLICABLE

23. Any additional information

NOT APPLICABLE

24. Name of contact and telephone number for queries

IAN PORTAL, COMPANY SECRETARY, 020 8 967 2196

Name and signature of duly authorised officer of issuer responsible for making notification

IAN PORTAL, COMPANY SECRETARY, 020 8 967 2196

Date of notification

15 SEPTEMBER 2006

END

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©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Holding(s) in Company
Released	07:00 11-Sep-06
Number	7155I

RNS Number:7155I
Taylor Nelson Sofres PLC
11 September 2006

Taylor Nelson Sofres plc (TNS) has received notification from Fidelity International, regarding a change to a notifiable interest in the ordinary share capital of TNS.

The notification was made on behalf of FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries and Mr Edward C. Johnson 3d, a principle shareholder of FMR Corp. and Fidelity International Limited.

It was stated that the notification constituted separate notifications of the interests (of the above parties) in the shares which were combined solely for the purposes of clarity and efficiency, and that nothing should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they were required to submit the notifications on a joint basis.

Registered Owner	Management Company	Holding in TNS shares
JP Morgan, Bournemouth	Fidelity Pension Management	3,128,500
Northern Trust London	Fidelity Pension Management	2,647,681
JP Morgan, Bournemouth	Fidelity Pension Management	2,263,861
State Str Bk and Tr Co Lndn	Fidelity Pension Management	1,173,500
Bank of New York Brussels	Fidelity Pension Management	685,769
Mellon Bank	Fidelity Pension Management	525,772
HSBC Bank plc	Fidelity Pension Management	460,300
JP Morgan, Bournemouth	Fidelity Investment Services Limited	5,909,746
Bank of New York, Brussels	Fidelity International Limited	140,236
Bank of New York Europe Ldn	Fidelity Investments International	2,709,727
TOTAL		19,645,092

This holding of 19,645,092 represents 4.36% of the share capital of INS.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Holding(s) in Company
Released	16:04 07-Sep-06
Number	6560I

RNS Number:6560I
Taylor Nelson Sofres PLC
07 September 2006

Taylor Nelson Sofres plc (TNS) has today received notification from Threadneedle Asset Management Holdings Limited, regarding a change to a notifiable interest in the ordinary share capital of TNS.

The notification was made on behalf of Ameriprise Financial, Inc, the ultimate holding company of the Ameriprise Financial group of companies, Threadneedle Navigator Unit Trust Managers Ltd, Threadneedle Investment Funds ICVC, Threadneedle Specialist Investment Funds ICVC and Threadneedle Investment Services Ltd ; Threadneedle International Ltd, Threadneedle Pensions Ltd, Threadneedle Asset Management Ltd and Threadneedle Asset Management Holdings Limited.

Registered Holder	Holding in TNS shares
Ameriprise Financial, Inc	150,000
Bank of Ireland Nominees	263,103
Bank of Ireland Nominees	397,307
Bank of Ireland Nominees	189,283
BNY (OCS) Nominees Limited	699,786
BNY (OCS) Nominees Limited	553,871
BNY (OCS) Nominees Limited	596,099
BNY (OCS) Nominees Limited	346,925
Littledown Nominees Limited	21,078,919
Littledown Nominees Limited	947,204
Littledown Nominees Limited	627,383
Littledown Nominees Limited	3,991,019
Littledown Nominees Limited	81,564
Littledown Nominees Limited	19,547
Littledown Nominees Limited	16,755
Littledown Nominees Limited	1,718,173
Littledown Nominees Limited	923,193
Littledown Nominees Limited	1,361,244
Littledown Nominees Limited	5,063,011
Littledown Nominees Limited	9,299,405
Littledown Nominees Limited	1,692,651
Littledown Nominees Limited	64,000
Littledown Nominees Limited	1,467,629
Littledown Nominees Limited	24,897
Mellon Nominees (UK) Limited	774,504
Mellon Nominees (UK) Limited	394,946
Roy Nominees	116,686
State Street Nominees Limited	987,985
State Street Nominees Limited	89,851
William & Glyns (Isle of Man) Nom Ltd	195,000

TOTAL	54,131,940

This holding of 54,131,940 represents 12.00% of the share capital of TNS.

This information is provided by RNS
The company news service from the London Stock Exchange

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©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Holding(s) in Company
Released	15:15 05-Sep-06
Number	5220I

RNS Number:5220I
Taylor Nelson Sofres PLC
05 September 2006

Taylor Nelson Sofres plc (TNS) has today received notification from Fidelity International, regarding a change to a notifiable interest in the ordinary share capital of TNS.

The notification was made on behalf of FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries and Mr Edward C. Johnson 3d, principle shareholder of FMR Corp. and Fidelity International Limited.

It was stated that the notification constituted separate notifications of the interests (of the above parties) in the shares which were combined solely for the purposes of clarity and efficiency, and that nothing should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they were required to submit the notifications on a joint basis.

Registered Owner	Management Company	Holding in TNS shares
Northern Trust London	Fidelity Pension Management	2,494,381
JP Morgan, Bournemouth	Fidelity Pension Management	2,173,761
State Str Bk and Tr Co Lndn	Fidelity Pension Management	1,173,500
Bank of New York Brussels	Fidelity Pension Management	621,369
Mellon Bank	Fidelity Pension Management	525,772
HSBC Bank plc	Fidelity Pension Management	460,300
JP Morgan, Bournemouth	Fidelity Investment Services Limited	3,574,661
JP Morgan, Bournemouth	Fidelity International Limited	1,499,400
Bank of New York, Brussels	Fidelity International Limited	140,236
Bank of New York Europe Ldn	Fidelity Investments International	1,467,327
TOTAL		14,130,707

This holding of 14,130,707 represents 3.12% of the share capital of TNS.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Director/PDMR Shareholding
Released	12:33 04-Sep-06
Number	4321I

RNS Number:4321I
Taylor Nelson Sofres PLC
04 September 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

TAYLOR NELSON SOFRES PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii) DR 3.1.4(R)(1)(b) A DISCLOSURE MADE IN ACCORDANCE WITH SECTION 324 (AS EXTENDED BY SECTION 328) OF THE COMPANIES ACT 1985

3. Name of person discharging managerial responsibilities/director

PAUL MURRAY - SENIOR INDEPEDENT DIRECTOR

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

TAYLOR NELSON SOFRES PLC ORDINARY SHARES OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

NOT APPLICABLE

8 State the nature of the transaction

SHARE PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

14,749 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.003% OF ISSUED CLASS

11. Number of shares, debentures or financial instruments relating to shares disposed

NOT APPLICABLE

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NOT APPLICABLE

13. Price per share or value of transaction

£2.02 PER SHARE

14. Date and place of transaction

4 SEPTEMBER 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING FOLLOWING NOTIFICATION 14,749 SHARES (TOTAL PERCENTAGE HOLDING FOLLOWING NOTIFICATION 0.003%)

16. Date issuer informed of transaction

4 SEPTEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

NOT APPLICABLE

18. Period during which or date on which it can be exercised

NOT APPLICABLE

19. Total amount paid (if any) for grant of the option

NOT APPLICABLE

20. Description of shares or debentures involved (class and number)

NOT APPLICABLE

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NOT APPLICABLE

22. Total number of shares or debentures over which options held following notification

NOT APPLICABLE

23. Any additional information

NOT APPLICABLE

24. Name of contact and telephone number for queries

IAN PORTAL, COMPANY SECRETARY, 020 8 967 2196

Name and signature of duly authorised officer of issuer responsible for making notification

IAN PORTAL, COMPANY SECRETARY, 020 8 967 2196

Date of notification

4 SEPTEMBER 2006

END

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©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Director/PDMR Shareholding
Released	16:16 04-Sep-06
Number	4576I

RNS Number:4576I
Taylor Nelson Sofres PLC
04 September 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

TAYLOR NELSON SOFRES PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii) DR 3.1.4(R)(1)(b) A DISCLOSURE MADE IN ACCORDANCE WITH SECTION 324 (AS EXTENDED BY SECTION 328) OF THE COMPANIES ACT 1985

3. Name of person discharging managerial responsibilities/director

SHARON STUDER - NON EXECUTIVE DIRECTOR

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

TAYLOR NELSON SOFRES PLC ORDINARY SHARES OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

NOT APPLICABLE

8 State the nature of the transaction

SHARE PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

15,000 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.003% OF ISSUED CLASS

11. Number of shares, debentures or financial instruments relating to shares disposed

NOT APPLICABLE

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NOT APPLICABLE

13. Price per share or value of transaction

£2.00 PER SHARE

14. Date and place of transaction

4 SEPTEMBER 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING FOLLOWING NOTIFICATION 30,000 SHARES (TOTAL PERCENTAGE HOLDING FOLLOWING NOTIFICATION 0.007%)

16. Date issuer informed of transaction

4 SEPTEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

NOT APPLICABLE

18. Period during which or date on which it can be exercised

NOT APPLICABLE

19. Total amount paid (if any) for grant of the option

NOT APPLICABLE

20. Description of shares or debentures involved (class and number)

NOT APPLICABLE

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NOT APPLICABLE

22. Total number of shares or debentures over which options held following notification

NOT APPLICABLE

23. Any additional information

NOT APPLICABLE

24. Name of contact and telephone number for queries

IAN PORTAL, COMPANY SECRETARY, 020 8 967 2196

Name and signature of duly authorised officer of issuer responsible for making notification

IAN PORTAL, COMPANY SECRETARY, 020 8 967 2196

Date of notification

4 SEPTEMBER 2006

END

This information is provided by RNS
The company news service from the London Stock Exchange

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©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Director/PDMR Shareholding
Released	12:28 04-Sep-06
Number	4318I

RNS Number:4318I
Taylor Nelson Sofres PLC
04 September 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

TAYLOR NELSON SOFRES PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii) - SEE 3. BELOW.

3. Name of person discharging managerial responsibilities/director

DAVID LOWDEN - CHIEF EXECUTIVE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON REFERRED TO IN 3 ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

TAYLOR NELSON SOFRES PLC ORDINARY SHARES OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

NOT APPLICABLE.

8 State the nature of the transaction

EXERCISE OF EXECUTIVE OPTIONS AND RETENTION OF SHARES ACQUIRED.

9. Number of shares, debentures or financial instruments relating to shares acquired

50,000 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.01% OF ISSUED CLASS

11. Number of shares, debentures or financial instruments relating to shares disposed

NOT APPLICABLE

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NOT APPLICABLE

13. Price per share or value of transaction

OPTIONS EXERCISED AT A PRICE OF £1.02 PER SHARE

14. Date and place of transaction

4 SEPTEMBER 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

HOLDING FOLLOWING NOTIFICATION 280,000 (TOTAL PERCENTAGE HOLDING FOLLOWING NOTIFICATION 0.06%)

16. Date issuer informed of transaction

4 SEPTEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

NOT APPLICABLE

18. Period during which or date on which it can be exercised

NOT APPLICABLE

19. Total amount paid (if any) for grant of the option

NOT APPLICABLE

20. Description of shares or debentures involved (class and number)

NOT APPLICABLE

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NOT APPLICABLE

22. Total number of shares or debentures over which options held following notification

NOT APPLICABLE

23. Any additional information

NOT APPLICABLE

24. Name of contact and telephone number for queries

IAN PORTAL, COMPANY SECRETARY, 020 8 967 2196

Name and signature of duly authorised officer of issuer responsible for making notification

IAN PORTAL, COMPANY SECRETARY, 020 8 967 2196

Date of notification

4 SEPTEMBER 2006.

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Taylor Nelson Sofres plc – Buyback of its own shares

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from Deutsche Bank AG London Branch.

Date of purchase: 6 October 2006

Number of ordinary shares purchased: 100,000

Average price paid per share: 212.76p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 7,580,000 of its ordinary shares in treasury and has 445,071,605 ordinary shares in issue (excluding treasury shares).

Taylor Nelson Sofres plc – Buyback of its own shares

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from Deutsche Bank AG London Branch.

Date of purchase: 5 October 2006

Number of ordinary shares purchased: 200,000

Average price paid per share: 213.56p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 7,480,000 of its ordinary shares in treasury and has 445,171,605 ordinary shares in issue (excluding treasury shares).

Taylor Nelson Sofres plc – Buyback of its own shares

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from Deutsche Bank AG London Branch.

Date of purchase: 4 October 2006

Number of ordinary shares purchased: 150,000

Average price paid per share: 210.82p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 7,280,000 of its ordinary shares in treasury and has 445,371,605 ordinary shares in issue (excluding treasury shares).

AVS: 799231
RNS: 9713J

Taylor Nelson Sofres plc – Buyback of its own shares

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from Deutsche Bank AG London Branch.

Date of purchase: 3 October 2006

Number of ordinary shares purchased: 150,000

Average price paid per share: 207.1p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 7,130,000 of its ordinary shares in treasury and has 445,521,605 ordinary shares in issue (excluding treasury shares).

Taylor Nelson Sofres plc – Buyback of its own shares

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from Deutsche Bank AG London Branch.

Date of purchase: 2 October 2006

Number of ordinary shares purchased: 500,000

Average price paid per share: 207.8p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 6,980,000 of its ordinary shares in treasury and has 445,671,605 ordinary shares in issue (excluding treasury shares).

Taylor Nelson Sofres plc – Buyback of its own shares

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from Deutsche Bank AG London Branch.

Date of purchase: 28 September 2006

Number of ordinary shares purchased: 500,000

Average price paid per share: 215p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 6,480,000 of its ordinary shares in treasury and has 446,164,352 ordinary shares in issue (excluding treasury shares).

Taylor Nelson Sofres plc – Buyback of its own shares

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from Deutsche Bank AG London Branch.

Date of purchase: 27 September 2006

Number of ordinary shares purchased: 240,000

Average price paid per share: 215p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 5,980,000 of its ordinary shares in treasury and has 446,664,352 ordinary shares in issue (excluding treasury shares).

Taylor Nelson Sofres plc – Buyback of its own shares

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from Deutsche Bank AG London Branch.

Date of purchase: 26 September 2006

Number of ordinary shares purchased: 215,000

Average price paid per share: 214.93p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 5,740,000 of its ordinary shares in treasury and has 446,904,352 ordinary shares in issue (excluding treasury shares).

Taylor Nelson Sofres plc – Buyback of its own shares

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from Deutsche Bank AG London Branch.

Date of purchase: 25 September 2006

Number of ordinary shares purchased: 700,000

Average price paid per share: 217.17p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 5,525,000 of its ordinary shares in treasury and has 447,119,352 ordinary shares in issue (excluding treasury shares).

Taylor Nelson Sofres plc – Buyback of its own shares

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from Deutsche Bank AG London Branch.

Date of purchase: 22 September 2006

Number of ordinary shares purchased: 700,000

Average price paid per share: 217.38p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 4,825,000 of its ordinary shares in treasury and has 447,806,942 ordinary shares in issue (excluding treasury shares).

Taylor Nelson Sofres plc – Buyback of its own shares

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from Deutsche Bank AG London Branch.

Date of purchase: 20 September 2006

Number of ordinary shares purchased: 140,000

Average price paid per share: 206.31p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 4,125,000 of its ordinary shares in treasury and has 448,506,942 ordinary shares in issue (excluding treasury shares).

Taylor Nelson Sofres plc - Buyback of its own shares

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from Deutsche Bank AG London Branch.

Date of purchase: 19 September 2006

Number of ordinary shares purchased: 500,000

Average price paid per share: 205.88p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 3,985,000 of its ordinary shares in treasury and has 448,646,942 ordinary shares in issue (excluding treasury shares).

Taylor Nelson Sofres plc – Buyback of its own shares

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from Deutsche Bank AG London Branch.

Date of purchase: 18 September 2006

Number of ordinary shares purchased: 100,000

Average price paid per share: 207.15p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 3,485,000 of its ordinary shares in treasury and has 449,119,790 ordinary shares in issue (excluding treasury shares).

Taylor Nelson Sofres plc – Buyback of its own shares

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from Deutsche Bank AG London Branch.

Date of purchase: 15 September 2006

Number of ordinary shares purchased: 200,000

Average price paid per share: 204.09p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 3,385,000 of its ordinary shares in treasury and has 449,213,373 ordinary shares in issue (excluding treasury shares).

Taylor Nelson Sofres plc – Buyback of its own shares

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from Deutsche Bank AG London Branch.

Date of purchase: 14 September 2006

Number of ordinary shares purchased: 300,000

Average price paid per share: 202.28p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 3,185,000 of its ordinary shares in treasury and has 449,413,373 ordinary shares in issue (excluding treasury shares).

Taylor Nelson Sofres plc – Buyback of its own shares

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from Deutsche Bank AG London Branch.

Date of purchase: 13 September 2006

Number of ordinary shares purchased: 200,000

Average price paid per share: 203p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 2,885,000 of its ordinary shares in treasury and has 449,708,375 ordinary shares in issue (excluding treasury shares).

Taylor Nelson Sofres plc – Buyback of its own shares

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from Deutsche Bank AG London Branch.

Date of purchase: 12 September 2006

Number of ordinary shares purchased: 185,000

Average price paid per share: 201.64p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 2,685,000 of its ordinary shares in treasury and has 449,888,137 ordinary shares in issue (excluding treasury shares).

Regulatory Announcement

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	17:30 11-Sep-06
Number	7859I

RNS Number:7859I
Taylor Nelson Sofres PLC
11 September 2006

Taylor Nelson Sofres plc - Buyback of its own shares

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from Deutsche Bank AG London Branch.

Date of purchase: 11 September 2006

Number of ordinary shares purchased: 300,000

Average price paid per share: 202.10p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 2,500,000 of its ordinary shares in treasury and has 450,073,137 ordinary shares in issue (excluding treasury shares).

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	17:30 08-Sep-06
Number	7195I

RNS Number:7195I
Taylor Nelson Sofres PLC
08 September 2006

Taylor Nelson Sofres plc - Buyback of its own shares

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from Deutsche Bank AG London Branch.

Date of purchase: 08 September 2006

Number of ordinary shares purchased: 200,000

Average price paid per share: 201.41p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 2,200,000 of its ordinary shares in treasury and has 450,373,137 ordinary shares in issue (excluding treasury shares).

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	17:30 07-Sep-06
Number	6608I

RNS Number:6608I
Taylor Nelson Sofres PLC
07 September 2006

Taylor Nelson Sofres plc - Buyback of its own shares

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from Deutsche Bank AG London Branch.

Date of purchase: 07 September 2006

Number of ordinary shares purchased: 500,000

Average price paid per share: 200.03p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 2,000,000 of its ordinary shares in treasury and has 450,573,137 ordinary shares in issue (excluding treasury shares).

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	17:31 06-Sep-06
Number	6040I

RNS Number:6040I
Taylor Nelson Sofres PLC
06 September 2006

Taylor Nelson Sofres plc - Buyback of its own shares

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from Deutsche Bank AG London Branch.

Date of purchase: 06 September 2006

Number of ordinary shares purchased: 1,100,000

Average price paid per share: 200.25p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 1,500,000 of its ordinary shares in treasury and has 451,073,137 ordinary shares in issue (excluding treasury shares).

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	17:30 05-Sep-06
Number	5345I

RNS Number:5345I
Taylor Nelson Sofres PLC
05 September 2006

Taylor Nelson Sofres plc - Buyback of its own shares

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from Deutsche Bank AG London Branch.

Date of purchase: 05 September 2006

Number of ordinary shares purchased: 400,000

Average price paid per share: 199.81p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 400,000 of its ordinary shares in treasury and has 452,173,137 ordinary shares in issue (excluding treasury shares).

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved